Exhibit 23.4

Consent of Accenture do Brasil Ltda.

We hereby consent to (1) the use of and all references to the name of Accenture do Brasil Ltda. in the prospectus included in the registration statement on Form F-1 of Afya Limited (the “Company”) and any amendments thereto (the “Registration Statement”); including, but not limited to, the use of the information supplied by us and set forth under the “Summary,” “Presentation of Financial and Other Information,” “Industry” and “Business” sections of the Registration Statement; and (2) the filing of this consent as an exhibit to the Registration Statement by the Company for the use of our date and information cited in the above-mentioned sections of the Registration Statement.

Sincerely,

By:	/s/ Jorge de Souza Freire Filho
Name:	Jorge de Souza Freire Filho
Title:	Executive Director

May 22, 2019